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[GRAPHIC OMITTED]  Elsag Bailey Process Automation N.V.

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FOR IMMEDIATE RELEASE

Contact: Christopher M. Farage, Ph.D.
         Director, Investor Relations
         (440) 585-8675

                 ELSAG BAILEY PROCESS AUTOMATION N.V. REPORTS
                          SECOND QUARTER 1998 RESULTS

Amsterdam, the Netherlands (July 29, 1998) - Elsag Bailey Process Automation N.V. (NYSE:EBY) today announced financial results for the second quarter ending June 25, 1998.

OPERATING RESULTS

Net income recorded by Elsag Bailey in the second quarter, applicable to common shareholders, was $18.5 million, or $0.48 per share. These figures are before a tax benefit associated with first quarter restructuring and extraordinary charges, and assume conversion of the preferred shares. This compares to $14.2 million or $0.37 per share in the second quarter 1997, before restructuring charges and assuming conversion of the preferred shares. Earnings per share recorded this quarter includes approximately $0.14 of capital gain after tax from the recent sale of the Company's Chlorine Disinfection Business.

Bookings were $420 million this quarter, which is the second highest level of bookings recorded in the Company's history. This compares to bookings of $385 million one year ago. Revenues were $384 million this quarter, compared to revenues of $402 million in the second quarter of 1997. Currency translation decreased bookings and revenues this quarter by approximately 3 percent. Adjusting for the effects of currency translation and the sale of non-core businesses, in a year-on-year comparison, bookings for the quarter were up $52 million, or 14 percent.

The Company continues to reduce selling, general, and administrative (SG&A) expenses. SG&A expenses this quarter were $82.2 million, or 21.4 percent of revenues, compared to $95.2 million, or 23.7 percent of revenues, before restructuring charges taken in the second quarter of 1997. On the same basis, gross margin was 33.6 percent of revenues this quarter, compared to 35.9 percent recorded for the second quarter of 1997. Operating margin, before amortization, was 8.2 percent, up from 7.9 percent one year ago. Earnings before interest, taxes, depreciation, and amortization (EBITDA), including the gain related to asset sales, were $49.6 million, as compared to $42.8 million before restructuring charges in the same quarter one year ago. Net debt was $591 million as of June 25, substantially lower than the $668 million net debt recorded a year earlier, and down from $612 million at the end of the first quarter.


                     Elsag Bailey Process Automation N.V.
                                 Page 5 of 9
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SIX-MONTH SUMMARY

For the six months ending June 25, 1998, Elsag Bailey's net income applicable to common shareholders, before restructuring charges, was $20.3 million, compared to $15.6 million in the first six months of 1997. Earnings per share, before non-recurring charges and assuming conversion of the preferred shares, were $0.53, compared to $0.41 in the same period last year.

Restructuring charges taken during 1998, all in the first quarter, were $10.3 million before tax, and $6.9 million after tax. After the restructuring charges and dividends on preferred shares, net income applicable to common shareholders, was $5.6 million, or $0.19 per share, calculated on 29,201,981 shares. This compares to a net loss of $9.2 million, or $0.32 per share, on the same basis last year.

Bookings were $783 million in the first six months of 1998, compared to $751 million in the same period last year. Revenues were $704 million, compared to $748 million last year. Currency translation negatively impacted bookings and revenues in the first six months of 1998 by approximately 4 percent. Adjusting for the effects of currency translation and the sale of non-core businesses, in a year-on-year comparison, bookings for the first six months were up $72 million, or 10 percent.

Operating income, before amortization and restructuring charges, was $44.1 million, compared to $44.7 million in 1997.

Mr. Vincenzo Cannatelli, Managing Director and Chief Executive Officer, commented on the Company's second quarter performance, stating, "We are quite pleased with our second quarter results, and with the positive business trends we have seen in these past few quarters. These lead us to believe that the actions we took to restructure the Company in 1996 and 1997 were appropriate to restore the competitiveness and profitability of our business. In addition, our continued investment in research and development, and the many new releases of our high-technology products, has positioned Elsag Bailey as one of the few technology leaders in the process automation field.

"The growth of bookings this quarter, especially in the month of June, is particularly significant. This growth comes despite the announcement that we have launched a process to sell the Company, and amidst a significant slowdown in the Asian markets, and a competitive global market overall. The substantial earnings improvement over the past few quarters seems to confirm the merits of our actions to achieve a more efficient cost structure for our company. This structure should permit a significant benefit in earnings from even relatively small revenue increases. The Company's selling, general and administrative expenses as a percentage of revenues continue to come down, giving us comfort that we are on track for continuous improvement in our profitability," said Mr. Cannatelli.

Mr. Cannatelli continued, "In addition to our solid results this quarter, we have again been successful in reducing debt levels. This reduction came as a result of further improvements in cash management, together with the proceeds this quarter related to the sale of our Chlorine Disinfection Business. Achieving this lower debt position is especially gratifying as it has come with the increase in business, and despite the severance expenditures for planned employment reductions during the quarter.

"Based on the overall improvements experienced in the past few months," Mr. Cannatelli concluded, "we remain positive as to the outlook for the second half of the year."


                     Elsag Bailey Process Automation N.V.
                                 Page 6 of 9

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Significant news which the Company announced this quarter included the sale of
Elsag Bailey's Chlorine Disinfection Business. This business had 1997 revenues of $15 million, based on operations in Warminster, Pennsylvania, and Milan, Italy. As part of the agreement, Elsag Bailey received preferred vendor status from the purchaser, who will obtain and resell various Elsag Bailey process instrumentation products including flow, level, pressure, and temperature measurement devices.

Other news this quarter included an announcement that the Company is experiencing a significant upswing in business from its operations in Latin America, and from the energy transmission and distribution sectors of the electric utility market. Major orders and business trends in both of these areas demonstrate that they represent exciting and continuing growth opportunities for Elsag Bailey.

In a major decision this quarter, on June 4, 1998 the Supervisory Board of Elsag Bailey Process Automation N.V. launched a process to seek offers for the purchase of all outstanding common shares of the Company. This decision was seen as the best method to immediately maximize value for all shareholders. Commenting on the sale process to date, Mr. Cannatelli stated, "We have been very pleased with the extent and level of interest shown so far by many parties. These parties span a range of strategic and financial interests and geographic regions. Our Board and a core management team are focused on effectively pursuing the sale process."

One of the world's leading process automation companies, Elsag Bailey Process Automation N.V., incorporated in the Netherlands, has grown revenues to more than $1.5 billion by aggressively expanding its global markets and technologies. The Company employs some 11,000 employees in over 30 countries. Elsag Bailey's computer and electrical products--control systems, instrumentation products, and analytical devices--keep its customers on the cutting edge of productivity. Elsag Bailey's global customers are among the leading names in the process industries including electric utilities, oil and gas, chemicals and pharmaceuticals, pulp and paper, water and wastewater, metals and ceramics, and other industrial companies.

For copies of additional press releases or quarterly reports, call Elsag Bailey's Fax-on-Demand service at 1-888-329-2311, or visit the Company's web site at www.ebpa.com. Requests for information can also be made via e-mail at investorinfo@bailey.com.

This document contains forward-looking statements subject to the safe harbor created by the Securities Litigation Reform Act of 1995. These include, without limitation, the statements related to Elsag Bailey's sale process, outlook for the second half of the year, the earnings impact of small revenue increases, being on track continuous improvement in profitability, expected costs, SG&A expenses, operating performance, earnings, results and liquidity needs, anticipated conditions in its markets, including investments by customers in the Company's product area; the effect of foreign currency fluctuations relative to the U.S. dollar, technological advances, the ability of the Company to successfully and in a timely fashion complete its integration plans and major projects, the ability of the Company to generate cash, secure adequate financing, reduce debt and grow, improve profitability and shareholder value, and any other statements concerning matters that are not historical facts. Actual results and performance could differ materially from those expressed in or implied by these forward-looking statements as a result of a number of known and unknown risks. These and other risks and uncertainties affecting Elsag Bailey are discussed in greater detail in Elsag Bailey's Form 20-F filed with the United States Securities and Exchange Commission for the year ended December 1997.

***


                     Elsag Bailey Process Automation N.V.
                                 Page 7 of 9

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                     Elsag Bailey Process Automation N.V.
                 CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
                   (Amounts in thousands, except share data)

                                                                         For the quarter ended          For the six months ended
                                                                     June 25, 1998   June 25, 1997   June 25, 1998   June 25, 1997
                                                                     -------------   -------------   -------------   -------------
Revenues                                                                $ 383,908       $ 402,293       $ 704,352       $ 748,019
Cost of sales                                                             254,779         264,516         469,942         493,092
                                                                        ---------       ---------       ---------       ---------
Gross profit                                                              129,129         137,777         234,410         254,927

Selling, general and administrative expenses                               82,092         100,166         165,454         189,694
Research, development and engineering expenses                             15,542          19,901          31,285          39,129
Amortization of intangibles                                                 7,207           9,923          14,002          19,209
                                                                        ---------       ---------       ---------       ---------
Operating income                                                           24,288           7,787          23,669           6,895

Interest expense                                                            9,663           8,814          17,571          17,485
Other income                                                               (9,943)         (1,621)        (13,516)         (8,033)
                                                                        ---------       ---------       ---------       ---------
Income (loss) before income taxes, minority interest                       24,568             594          19,614          (2,557)
              and extraordinary item
Income tax expense (benefit)                                                3,671            (372)          4,119            (435)
Minority interest in net income (loss) of subsidiaries                        163            (329)            (38)           (661)
Minority interest - dividends on preferred securities                       3,999           3,999           7,774           7,774
                                                                        ---------       ---------       ---------       ---------
Income (loss) before extraordinary item                                    16,735          (2,704)          7,759          (9,235)
Extraordinary item - write-off deferred financing costs                     1,167            --            (2,167)            --
                                                                        ---------       ---------       ---------       ---------
Net income (loss)                                                       $  17,902       $  (2,704)      $   5,592       $  (9,235)
                                                                        =========       =========       =========       =========

Net income (loss) per share:
     Basic                                                              $    0.61       $   (0.09)      $    0.19       $   (0.32)
                                                                        =========       =========       =========       =========
     Diluted (1)                                                        $    0.57       $   (0.09)      $    0.19       $   (0.32)
                                                                        =========       =========       =========       =========
     Assuming conversion of the preferred shares (1)                    $    0.57       $    0.03       $    0.35       $   (0.04)
                                                                        =========       =========       =========       =========

Weighted average number of shares outstanding:
     Basic                                                             29,201,981      29,201,981      29,201,981      29,201,981
                                                                       ==========      ==========      ==========      ==========
     Diluted (1)                                                       38,415,000      29,201,981      29,419,000      29,201,981
                                                                       ==========      ==========      ==========      ==========
     Assuming conversion of the preferred shares (1)                   38,140,000      38,140,000      38,140,000      38,140,000
                                                                       ==========      ==========      ==========      ==========


The way in which the income statement is impacted by non-recurring charges is outlined below. These charges are associated with restructuring, both in 1998 and 1997.


                                                                                           Non-recurring charges
                                                                         For the quarter ended          For the six months ended
                                                                     June 25, 1998   June 25, 1997   June 25, 1998   June 25, 1997
                                                                     -------------   -------------   -------------   -------------
Cost of sales                                                           $   ---         $   6,778       $   4,344       $   7,961
Selling, general and administrative expenses                                ---             5,015           2,284           7,997
Research, development and engineering expenses                              ---             2,361              56           2,660
Other expenses                                                              ---               ---             306             ---
                                                                        ---------       ---------       ---------       ---------
Loss before income taxes, minority interest and
extraordinary item                                                          ---            14,154           6,990          18,618
Income tax (benefit)                                                       (2,264)         (1,299)         (2,264)         (1,559)
                                                                        ---------       ---------       ---------       ---------
Net loss/(income) related to non-recurring charges                      $  (2,264)      $  12,855       $   4,726       $  17,059
                                                                        =========       =========       =========       =========

The above expenses are for severance expenses and the restructuring of Hartmann & Braun.

(1) Preferred shares are anti-dilutive in all periods except for the three months ended June 25, 1998.


                     Elsag Bailey Process Automation N.V.
                                 Page 8 of 9

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                     Elsag Bailey Process Automation N.V.
               CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
                            (Amounts in thousands)

                                                                                                June 25, 1998      December 31, 1997
                                                                                                -------------      -----------------
Cash and cash equivalents                                                                          $   19,439             $   15,179
Accounts receivable                                                                                   295,469                326,630
Costs in excess of billings on uncompleted contracts                                                  182,821                147,571
Inventory                                                                                             266,494                263,069
Other current assets                                                                                   99,207                 89,519
Other assets                                                                                        1,090,612              1,096,185
                                                                                                   ----------             ----------
Total assets                                                                                       $1,954,042             $1,938,153
                                                                                                   ==========             ==========


Notes payable                                                                                      $   14,750             $   58,628
Current maturities of long-term debt                                                                  576,943                 39,107
Billings in excess of costs on uncompleted contracts                                                   53,605                 56,996
Other current liabilities                                                                             476,677                463,375
Long-term debt                                                                                         19,050                520,968
Other liabilities                                                                                     311,435                303,818
Minority equity                                                                                         8,507                  9,208
Minority equity - company obligated preferred securities of grantor trust                             282,894                279,067
Total shareholders' equity                                                                            210,181                206,986
                                                                                                   ----------             ----------
Total liabilities and shareholders' equity                                                         $1,954,042             $1,938,153
                                                                                                   ==========             ==========




                     Elsag Bailey Process Automation N.V.
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